

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2023

Tridivesh Kidambi
Chief Financial Officer
System1, Inc.
4235 Redwood Avenue
Marina Del Rey, CA 90066

      Re: System1, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed March 31, 2022
          File No. 001-39331

Dear Tridivesh Kidambi:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology